Sheet1

Meeting date September 11, 2000
Record date July 14, 2000

Total Return Bond Fund

Proposal 1: To approve the transfer of all or substantially all of the Fund assets to a master fund in a master/feeder structure.
	Shares voted	% of total Shares Voted
For	6,459,975	96.75
Against	75,139	1.12
Abstain	142,203	2.13
Total Shares Voted	6,677,317	100.00

Proposal 2: To approve the proposed investment advisory and administration agreements.
	Shares voted	% of total Shares Voted
For	6,457,735	96.71
Against	72,724	1.09
Abstain	146,858	2.20
Total Shares Voted	6,677,317	100.00

Last Updated on 02/28/2001
By MLMAG